Exhibit 5.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

PROPOSED ADOPTION OF SHARE OPTION SCHEME

A letter from the Board is set out on pages 3 to 14 of this circular.

The AGM will be held on Wednesday, 20 May 2020 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. A notice of the AGM is set out on pages 70 to 72 of the Company’s 2019 Annual Report. The form of proxy for use at the AGM has been despatched to the Shareholders together with the Company’s 2019 Annual Report and also published on the websites of the Stock Exchange and the Company. Whether or not you intend to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon. The form of proxy should be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or at any adjournment thereof should you so wish.

14 April 2020

DEFINITION

In this circular, unless the context otherwise requires, the expressions below shall have the following meanings:

“Affiliated Unit”

one of the Company’s operating subsidiaries in 31 provinces, autonomous regions and directly-administered municipalities of the PRC and in Hong Kong, or one of the Company’s other specialised subsidiaries

“AGM”	the annual general meeting of the Company to be held on 20 May 2020 or any adjournment thereof
“Articles of Association”	the Articles of Association of the Company
“Board”	the board of Directors of the Company
“Company”	China Mobile Limited, a company incorporated in Hong Kong whose Shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange
“Conditions for Grant”	the conditions upon which the Company may grant Share Options to the Scheme Participants
“Conditions for Vesting”	the conditions upon which Share Options shall be vested in and become exercisable by the Scheme Participants
“Director(s)”	the director(s) of the Company
“Effective Period”	the period during which the Scheme is effective
“Exercise Price”	the price determined by the Company when granting the Share Options to the Scheme Participant(s), at which the Scheme Participant(s) subscribe for the Shares upon exercise of the Share Options
“Grant”	the granting of the Share Options under the Scheme to the Scheme Participants
“Grant Date”	a date on which the Share Options are granted to the Scheme Participant(s) by the Board pursuant to the Scheme
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Latest Practicable Date”	25 March 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion herein
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan)
“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council of the PRC
“Scheme” or “Share Option Scheme”	the share option scheme of the Company proposed to be approved by the Shareholders at the AGM, a summary of the principal terms of which is set out in this circular
“Scheme Participant(s)”	the participant(s) to the Scheme
“Share Option(s)”	the option(s) to subscribe for the Shares pursuant to the terms of the Scheme
“Share(s)”	ordinary share(s) in the issued share capital of the Company
“Shareholder(s)”	holder(s) of Share(s)
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Vesting Period”	the period during which the Share Options shall be vested in and exercisable by the Scheme Participants

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
YANG Jie (Chairman)	60th Floor
WANG Yuhang	The Center
DONG Xin	99 Queen’s Road Central
Hong Kong

Independent Non-executive Directors:
Moses CHENG Mo Chi
Paul CHOW Man Yiu
Stephen YIU Kin Wah
YANG Qiang

14 April 2020

To the Shareholders

Dear Sir or Madam,

PROPOSED ADOPTION OF SHARE OPTION SCHEME

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 23 January 2020 in relation to the proposed adoption of the Share Option Scheme.

The purpose of this circular is to provide you with, among other things, further details of the terms of the Share Option Scheme, and to seek your approval of the resolution relating to the Share Option Scheme to be proposed at the AGM.

2.	SHARE OPTION SCHEME

Purposes

The Share Option Scheme aims at (1) further improving the governance structure of the Company, and establishing and improving the balance of interests mechanism between employees and Shareholders, investors and the Company; (2) establishing a benefit sharing and risk sharing mechanism among Shareholders, the Company and employees to enhance the Company’s performance and long-term stable development; and (3) effectively attracting, motivating and retaining the core backbone employees of the Company to support the Company’s strategic transformation and long-term development.

Scope of Scheme Participants

Scheme Participants are in principle limited to Directors (excluding independent non-executive Directors) and senior management of the Company, and backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development. The assessment results of the Scheme Participants shall meet or exceed the relevant standards for performance appraisal of the Company.

LETTER FROM THE BOARD

A person shall not be a Scheme Participant under the Scheme if he/she falls under any of the below:

(i)	is not an employee or staff member of the Company;
(ii)	is an independent non-executive Director of the Company;
(iii)	is a Shareholder or de facto controller of the Company individually or collectively holding over 5% of the Shares, or is his/her spouse, parent or child;
(iv)	has been publicly censured or declared as an ineligible candidate by securities regulatory authorities during the last three (3) years;
(v)	has been imposed with administrative penalties by securities regulatory authorities during the last three (3) years due to serious violations of laws or regulations;
(vi)	is prohibited from acting as a Director or a member of the senior management of the Company as stipulated in the PRC Company Law and/or the Companies Ordinance (Chapter 622 of the Laws of Hong Kong);
(vii)	is prohibited from participating in share incentive schemes of the Company as stipulated by laws and regulations; or
(viii)	is determined by the Board to have otherwise seriously violated the Company’s regulations.

Matters such as the list of Scheme Participants and the number of Shares in respect of which Share Options may be granted shall be confirmed by the Remuneration Committee of the Company, and reviewed and approved by the Board.

Shares

The shares to be issued upon an exercise of the Share Options will be the ordinary shares in the Company.

Effective Period

The Scheme will be effective for a term of ten (10) years commencing from the date on which the Scheme is approved by the Shareholders at the AGM, unless terminated in advance under relevant requirements of the Scheme.

Maximum Quantity of Grant, Grant Date and Interval of Grant

Maximum Quantity of Grant

The maximum number of Shares to be issued upon the exercise of the Share Options granted under the Scheme (and any other schemes) shall not in aggregate exceed 10% of the total share capital of the Company as at the date of approval of the Scheme at the AGM. Share Options that have lapsed in accordance with the terms of the relevant scheme(s) are not counted in the calculation of the total number of the underlying Shares issued when the Share Options granted under the Scheme (and any other schemes) are exercised. By way of reference, the total share capital of the Company as at the Latest Practicable Date comprised 20,475,482,897 Shares, based on which Share Options representing a maximum of 2,047,548,289 Shares could be granted under the Scheme.

The number of Shares that may be issued upon the exercise of all granted but outstanding Share Options under the Scheme (and any other schemes) shall not exceed 30% of the total number of issued Shares at any time.

LETTER FROM THE BOARD

Unless approved at a general meeting, the Shares issued and to be issued upon the exercise of the Share Options granted to any individual Scheme Participant (including exercised or outstanding Share Options) during the Effective Period shall not exceed 1% of the total share capital of the Company.

In the event of non-market factors affecting the value of Shares such as conversion of capital reserve into new shares, issue of bonus shares, share subdivision, share consolidation or rights issue during the Effective Period, the number of Share Options to be granted will be subject to adjustments in accordance with the relevant requirements of the Scheme.

The expected return of each Scheme Participant from the Share Options granted in principle shall not exceed a certain level of his/her total salary at the time of Grant, assuming that a Grant will be conducted every two (2) years.

Grant Date

Each Grant Date shall be determined by the Board as appropriate, after the Grant proposal is considered and approved by the Board and approved by the SASAC, the Scheme is approved by the Shareholders at the AGM, and the Conditions for Grant are fulfilled.

Each Grant Date shall be a trading day, the determination of which shall comply with the relevant regulatory rules including the Listing Rules and shall not pose any significant risks (including but not limited to compliance risk) to the Company.

The Board shall not grant Share Options after becoming aware of inside information until the announcement of the relevant information. In particular, no Share Options shall be granted during the following periods:

(i)	no Share Options shall be granted to any Scheme Participant within one (1) month before the earlier of the following dates:
(1)

the date of the Board meeting for the approval of any annual, half-yearly, quarterly and any other interim results of the Company (whether or not required by the Listing Rules) (being such date of the Board meeting as first notified by the Company to the Stock Exchange in accordance with the Listing Rules); and

(2)

the deadline for the Company to announce its annual or half-yearly results in accordance with the Listing Rules or to announce its quarterly or any other interim results (whether or not required by the Listing Rules), until the end of the day of the relevant results announcement; and

(ii)

no Share Options shall be granted to any Scheme Participant who is a Director during the period of sixty (60) days immediately preceding the publication date of the Company’s annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results.

Interval of Grant

In principle, upon the fulfilment of the Conditions for Grant, a Grant will be conducted every two (2) years.

LETTER FROM THE BOARD

Conditions for Grant and Exercise Price

Conditions for Grant

The Company may grant Share Options to a Scheme Participant upon fulfilment of the following conditions by the Company and the Scheme Participant:

Conditions for Grant for the Company

(i)	where the Scheme stipulates performance conditions for a Grant, no Grant shall be made unless all performance indicators meet the specified target values; and
(ii)	the Company is not under any circumstances prescribed in the Scheme where the Scheme shall be terminated.

Conditions for Grant for the Scheme Participant

(i)

according to the relevant measures for performance appraisal of the Company, the Scheme Participant should have met or exceeded the relevant performance appraisal conditions for the purpose of the Scheme in the last three (3) financial years before the Grant; and

(ii)	the Scheme Participant is not under any circumstances prescribed in the Scheme where he/she shall not participate in the Scheme.

Exercise Price

The Exercise Price of the Share Options shall be determined in accordance with the fair market price principle, with the base day for pricing being the Grant Date. The Exercise Price shall not be lower than the higher of the following prices:

(i)	the closing price of the Shares on the Grant Date; and
(ii)	the average closing price of the Shares on the five (5) trading days prior to the Grant Date.

In the event of non-market factors affecting the value of Shares such as conversion of capital reserve into new shares, issue of bonus shares, share subdivision, share consolidation or rights issue during the Effective Period, the Exercise Price will be subject to adjustments in accordance with the relevant requirements of the Scheme.

No fee shall be payable by a Scheme Participant on the application for or acceptance of the grant of Share Options.

Time Limit for Exercise of Share Options

Restriction Period

No Share Options shall be exercised within twenty-four (24) months from the Grant Date.

LETTER FROM THE BOARD

Vesting Period

In respect of each Grant, upon satisfaction of the Conditions for Vesting as provided under the Scheme, the Share Options granted shall be vested in three batches as follows:

	Time when Vesting Period begins	Time when Vesting Period ends	Percentage of Share Options vested

First batch	The first trading day after twenty-four (24) months from the Grant Date	Ten (10) years from the Grant Date	40%

Second batch	The first trading day after thirty-six (36) months from the Grant Date	Ten (10) years from the Grant Date	30%

Third batch	The first trading day after forty-eight (48) months from the Grant Date	Ten (10) years from the Grant Date	30%

Conditions for Vesting

In respect of each Scheme Participant, the vesting of Share Options under the Scheme shall be conditional upon fulfilment of the following conditions by the Company, the Affiliated Unit of the Scheme Participant (if applicable) and the Scheme Participant:

Conditions for Vesting for the Company

(i)

where the Scheme stipulates performance conditions for vesting Share Options in each phase, no vesting shall occur unless all performance indicators meet the specified target values for that phase. Such performance conditions may include but are not limited to (1) the increase in operating revenue; (2) the level of net profit margin and the ranking as compared to certain benchmarked telecommunications operators around the world; and (3) the level of economic value added (EVA) margin (being the net operating profit after tax minus the cost of capital corresponding to the average adjusted capital (sum of equity and interest-bearing liabilities minus construction in  progress),  then  divided  by  the  average  adjusted  capital)  and  the ranking as compared to certain benchmarked telecommunications operators around the world; and

(ii)	the Company is not under any circumstances prescribed in the Scheme where the Scheme shall be terminated.

Conditions for Vesting for the Affiliated Unit

(i)

according to the relevant measures for performance appraisal of the Company, the vesting of Share Options is linked to the performance conditions of the Affiliated Unit, such that the level of performance determines the percentage of Share Options vested in the relevant year. Such performance conditions may include but are not limited to the annual operating performance appraisal score of the Affiliated Unit.

LETTER FROM THE BOARD

Conditions for Vesting for the Scheme Participant

(i)

according to the relevant measures for performance appraisal of the Company, the vesting of Share Options is linked to the individual performance appraisal rating of the Scheme Participant in the preceding financial year such that the level of individual performance appraisal rating (divided into five levels, “A”, “B”, “C”, “D” and “E”) determines the percentage of Share Options vested; and

(ii)	the Scheme Participant is not under any circumstances prescribed in the Scheme where he/she shall not participate in the Scheme.

If the Conditions for Vesting are not satisfied, no Share Options shall be vested.

The specific Conditions for Vesting of the first Grant are expected to be approved by the SASAC together with the approval of the Scheme by the SASAC. The specific Conditions for Vesting of each subsequent Grant are expected to be formulated by the Board and then approved by the SASAC prior to the Grant.

Transferability of Share Options

The Share Options shall be personal to the Scheme Participants whom are granted the Share Options and shall not be transferred or used as guarantee or repayment of debts.

Rights Attaching to Share Options and Shares

The Shares allotted and issued by the Company upon the exercise of the Share Options shall be subject to all the provisions of the Articles of Association and have the same rights as the fully paid Shares that have been issued on the date of the allotment. In other words, the Shares confer the Scheme Participants the rights to receive all dividends or other distributions paid or made by the Company on or after the date of the Share allotment, but the record date for determining the dividend or distribution must be after the date of the relevant Share allotment.

The Shares allotted and issued by the Company upon the exercise of the Share Options shall carry voting rights only after the Scheme Participants or their nominees are registered as Shareholders in the register of members of the Company.

In the case of voluntary winding-up of the Company, a Scheme Participant may, within fifteen (15) business days after the passing of the relevant resolution, elect to request the Company to treat all or part of his/her unexercised Share Options (whether or not vested) as exercised, and pay to the Company the full subscription price of the relevant Shares underlying such Share Options. Upon the Company being notified, such Scheme Participant will enjoy the same rights as other Shareholders and be entitled to receive the assets distributed during the Company’s winding-up in respect of the relevant Shares, with such amount to be received equal to the amount receivable for Shares that carry voting rights.

Adjustments to Share Options

In the event of conversion of capital reserve into new shares, issue of bonus shares, share subdivision, share consolidation or rights issue of the Company, such corresponding adjustments (if any) shall be made by the Board as authorized at a general meeting to the number of Share Options and/or the Exercise Price.

In addition, in respect of any such adjustments, the auditors or an independent financial adviser of the Company must confirm to the Directors in writing that the adjustments satisfy the requirements of Rule 17.03(13) of the Listing Rules.

LETTER FROM THE BOARD

Adjustment to the Number of Share Options

Subject to compliance with the requirements of the section under “Adjustments to Share Options” in this circular, if there is any conversion of capital reserve into new shares, issue of bonus shares, share subdivision, share consolidation or rights issue prior to the exercise of the Share Options, an adjustment to the number of Share Options shall be made accordingly. The method of adjustment is set out as below:

Conversion of capital reserve into new shares, issue of bonus shares or share subdivision

Q = Q0 × (1 + n)

Where: “Q0” represents the number of Share Options before the adjustment; “n” represents the ratio per Share of the conversion of capital reserve into new shares, issue of bonus shares or share subdivision; “Q” represents the number of Share Options after the adjustment.

Share consolidation

Q = Q0 × n

Where: “Q0” represents the number of Share Options before the adjustment; “n” represents the ratio of consolidation; “Q” represents the number of Share Options after the adjustment.

Rights issue

Q = Q0 × P1 × (1 + n) ÷ (P1+ P2 × n)

Where: “Q0” represents the number of Share Options before the adjustment; “P1” represents the closing price as at the record date; “P2” represents the subscription price; “n” represents the ratio of allotment; “Q” represents the number of Share Options after the adjustment.

Adjustment to the Exercise Price

Subject to compliance with the requirements of the section under “Adjustments to Share Options” in this circular, if there is any conversion of capital reserve into new shares, issue of bonus shares, share subdivision, share consolidation or rights issue prior to the exercise of the Share Options, an adjustment to the Exercise Price shall be made accordingly. The method of adjustment is set out as below:

Conversion of capital reserve into new shares, issue of bonus shares or share subdivision

P = P0 ÷ (1 + n)

Where: “P0” represents the Exercise Price before the adjustment; “n” represents the ratio per Share of the conversion of capital reserve into new shares, issue of bonus shares or share subdivision; “P” represents the Exercise Price after the adjustment.

Share consolidation

P = P0 ÷ n

Where: “P0” represents the Exercise Price before the adjustment; “n” represents the ratio of consolidation; “P” represents the Exercise Price after the adjustment.

Rights issue

P = P0 × (P1 + P2 × n) ÷ (P1 × (1 + n))

Where: “P0” represents the Exercise Price before the adjustment; “P1” represents the closing price as at the record date; “P2” represents the subscription price; “n” represents the ratio of allotment; “P” represents the Exercise Price after the adjustment.

LETTER FROM THE BOARD

Termination of the Scheme

If any of the following events occurs in relation to the Company, the Scheme shall be terminated, and once the resolution in relation to the termination of the Scheme due to any of the following events is considered and approved by the Board, within one (1) year after the effective date of the resolution of the Board, no new Share Options shall be granted to the Scheme Participants while the Scheme Participants shall not exercise any Share Options or obtain any gains under the Scheme:

(i)	failure to engage an auditor to carry out audit work in accordance with the relevant procedures and requirements;
(ii)	issue of an auditors’ report by a certified public accountant with an adverse opinion or a disclaimer of opinion with respect to the annual financial report of the Company;
(iii)	the SASAC or the National Audit Office of the PRC raising material objections to the financial results or the annual financial report of the Company; or
(iv)	imposition of penalties by the China Securities Regulatory Commission or other relevant authorities due to serious violations of the Company.

Lapse and Cancellation of Share Options

If any of the following events occurs in relation to a Scheme Participant, his/her Share Options will automatically lapse, and the Board shall cease granting new Share Options, cancel Share Options which are not yet exercised by him/her, and recover any gains obtained by him/her from the exercise of the Share Options:

(i)	results of economic accountability audit indicate a failure in performing his/her duties effectively or a serious breach or dereliction of his/her duties;
(ii)	violation of applicable PRC and/or Hong Kong laws and regulations or provisions of the Articles of Association;
(iii)

that the Scheme Participant, during his/her employment, has engaged in the acceptance or solicitation of bribes, corruption, theft, leaking commercial and technological secrets of the Company, conducting related party transactions to the prejudice of the interests and reputation of the Company, and other illegal behaviours having a material adverse impact on the image of the Company; or

(iv)	that the Scheme Participant has not performed or duly performed his/her duties, causing the Company to suffer a material loss of asset and other material adverse impact.

Amendments to the Scheme

The Board may revise the Scheme as it considers necessary for fulfilling state-owned assets supervision procedures in accordance with laws and regulations. If the terms of the Scheme differ from the relevant laws, regulations, Listing Rules or requirements of the Stock Exchange, or the relevant laws, regulations, Listing Rules or requirements of the Stock Exchange are modified, then those relevant laws, regulations, Listing Rules or requirements of the Stock Exchange shall prevail.

Amendments to the Scheme shall be approved at a general meeting of the Company where:

(i)

the amendments are required by the relevant documents issued by the Company or the SASAC or the relevant laws, regulations, Listing Rules or requirements of the Stock Exchange to be approved at a general meeting;

(ii)	the amendments relate to the matters set out in Rule 17.03 of the Listing Rules and are to the advantage of the Scheme Participants;
(iii)	the amendments are of a material nature or are amendments to the terms of the Share Options granted (except where amendments take effect automatically under the existing terms of the Scheme); or

LETTER FROM THE BOARD

(iv)	the amendments relate to the power of the Board to amend the terms of the Scheme.

Authorization to the Board

The Board proposes to be granted the following authorization to act as the executive body of the Scheme and be responsible for its implementation and administration upon seeking approval from the Shareholders at the AGM:

(i)	to grant Share Options to the Scheme Participants upon fulfilment of Conditions for Grant by the Company and the Scheme Participants, and to deal with all matters necessary for Grants;
(ii)

to formulate the Conditions for Vesting of Share Options, to review and confirm if the Company and the Scheme Participants fulfil the Conditions for Vesting, and to deal with all matters necessary for the vesting of Share Options to the Scheme Participants;

(iii)	to approve proposals for Grants, including but not limited to Grant Date, Exercise Price, Conditions for Grant, Conditions for Vesting and vesting arrangements;
(iv)

to adjust the number and price of Shares subject to the Share Options pursuant to the provisions of the Scheme upon conversion of capital reserve into new shares, issue of bonus shares, share subdivision, share consolidation or rights issue, or pursuant to ex-rights or ex-dividends arrangements in relation to the price of the Shares as stated under the Scheme;

(v)

to handle the matters in relation to the exercised or outstanding Share Options pursuant to the provisions of the Scheme if special circumstances stated under the Scheme (such as resignation, retirement and death of the Scheme Participants) occur;

(vi)	to decide pursuant to the provisions of the Scheme whether to recover the gains obtained by the Scheme Participants from the exercise of Share Options; and
(vii)

to administer other matters necessary for the Scheme. The Board, depending on the circumstances, may authorize the Remuneration Committee under the Board to handle some of the matters relating to the Share Options, in which case the same shall be included and explained in a resolution of the Board and the approval by the Shareholders shall be sought in relation to it.

Application for Listing

Application will be made by the Company to the Stock Exchange for approval of the listing of, and permission to deal in, the Shares to be issued and allotted pursuant to the exercise of any Share Options granted under the Scheme.

Value of All Share Options

The Board considers that it would not be appropriate to state the value of all Share Options that may be granted under the Scheme as if they had been granted on the Latest Practicable Date because there are a number of variables which are crucial for the calculation of the value of the Share Options (including the Exercise Price and other variables). The Board believes that any calculation of the value of the Share Options as at the Latest Practicable Date based on a number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

Document Available for Inspection

A copy of the terms of the Share Option Scheme will be available for inspection during normal

LETTER FROM THE BOARD

business hours at the registered office of the Company at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong from the date of this circular to and including the date of the AGM.

3.	AGM

The AGM will be held on Wednesday, 20 May 2020 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. A notice of the AGM is set out on pages 70 to 72 of the Company’s 2019 Annual Report. The form of proxy for use at the AGM has been despatched to the Shareholders together with the Company’s 2019 Annual Report and also published on the websites of the Stock Exchange and the Company.

To ascertain Shareholders’ eligibility to attend and vote at the AGM, the register of members of the Company will be closed from Thursday, 14 May 2020 to Wednesday, 20 May 2020 (both days inclusive), during which period no transfer of Shares will be effected. In order to be entitled to attend and vote at the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Wednesday, 13 May 2020.

Whether or not you intend to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon. The form of proxy should be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or at any adjournment thereof should you so wish, but in such event the instrument appointing a proxy shall be deemed to be revoked.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder has a material interest in the Share Option Scheme and therefore no Shareholder is required to abstain from voting at the AGM.

4.	RECOMMENDATION

The Directors (including the independent non-executive Directors) consider that the proposed adoption of the Share Option Scheme and the proposed authorization to the Board to handle all matters in relation to the Share Option Scheme are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommend all Shareholders to vote in favour of the resolution relating to the Share Option Scheme to be proposed at the AGM.

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make this circular or any statement herein misleading.

Yours faithfully
Wong Wai Lan, Grace
Company Secretary